United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

September 29, 2006

Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On September 29, 2006, Madison Gas and Electric Company (MGE) entered into a $20 million unsecured line of credit with JPMorgan Chase Bank, N.A. See Item 2.03 for additional information.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On September 29, 2006, MGE entered into a $20 million unsecured line of credit with JPMorgan Chase Bank, N.A. The line of credit is evidenced by a note that expires on March 31, 2007. This facility carries an interest rate based on the London interbank offered rate (LIBOR) plus an applicable margin of 0.40% per annum. Interest is payable monthly commencing on October 31, 2006, and will be computed on any unpaid principal at the date of each borrowing. The line of credit will be used as a backup facility to MGE's commercial paper program. No borrowings are outstanding under this facility at this time. Borrowings may be made and repaid at any time during the term of the note and must be repaid upon the earlier of the maturity of the note or the occurrence of an event of default. Events of default include failures to pay scheduled principal or interest and certain bankruptcy-related events, in each case subject to applicable cure periods.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: October 3, 2006